EXHIBIT 11

STATEMENT RE COMPUTATION OF PER SHARE EARNINGS

	2002	2001	2000

Class A weighted average common shares outstanding (stated value $.0292)	64,121,099	63,974,329	64,586,402
Class B common shares outstanding (stated value $70)	2,900	3,070	3,070
Conversion of Class B shares to Class A shares (One share of Class B for 2,400 shares of Class A)	6,960,000	7,368,000	7,368,000

Total	71,081,099	71,342,329	71,954,402

Net income	$172,125,706	$122,261,396	$152,393,015

Per share amount	$2.42	$1.71	$2.12

Beginning in 1999, the Company established a stock repurchase program. The Company could repurchase as much as $120 million of its outstanding Class A common stock through December 31, 2002. In 2002, 207,217 shares were repurchased at a total cost of $8,486,839, or an average price per share of $40.96. Since its inception the Company has repurchased 3,402,894 shares at a total cost of $101,860,014, or an average price per share of $29.93.

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